Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratio amounts)	September 26, 2013	September 27, 2012	September 29, 2011	September 30, 2010 (b)	September 24, 2009

Earnings (loss) before income taxes	$ (3,012)	$ (5,554)	$14,642	$ (236,883)	$85,269
Fixed charges:
Interest expense, including amortization of deferred financing costs	88,811	84,219	87,654	88,386	93,210
1/3 of rental expense, net	22,673	23,686	25,744	26,541	26,791
Total fixed charges	111,484	107,905	113,398	114,927	120,001
Earnings (loss)	108,472	102,351	128,040	(121,956)	205,270
Ratio of earnings to fixed charges	0.97	0.95	1.13	(a)	1.71

(a)	Earnings (loss) was inadequate to cover fixed charges by $236.9 million for the fiscal year ended September 30, 2010.
(b)	Fiscal 2010 included 53 weeks.